Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FIRST TRINITY FINANCIAL CORPORATION

First Trinity Financial Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Act of the State of Oklahoma, does hereby certify that:

I.         The original name of the corporation was First Trinity Financial Corporation and the Certificate of Incorporation of the corporation was originally filed with the Secretary of State of Oklahoma on April 19, 2004. The present name of the corporation is First Trinity Financial Corporation, an Oklahoma corporation (the “Corporation”).

II.       At a meeting of the Board of Directors, a resolution was duly adopted setting forth the proposed Amended and Restated Certificate of Incorporation of the Corporation, declaring such to be advisable and calling a meeting of the shareholders of the Corporation for consideration thereof.

III.      Thereafter, pursuant to said resolution of the Board of Directors, a meeting of the shareholders of the Corporation was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the Amended and Restated Certificate of Incorporation.

IV.      This Amended and Restated Certificate of Incorporation amends, restates and integrates the provisions of the Certificate of Incorporation. The Certificate of Incorporation of this Corporation is therefore amended and restated to read in its entirety as follows:

ARTICLE I

The name of the corporation is First Trinity Financial Corporation (hereinafter referred to as the “Corporation”).

ARTICLE II

The address of the Corporation's registered office in the State of Oklahoma is 7633 East 63rd Place, Suite 230, Tulsa, Oklahoma 74133. The name of its registered agent at such address is Gregg E. Zahn.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Act of the State of Oklahoma (hereinafter referred to as the “OGCA”).

ARTICLE IV

Section 1.         Authorized Shares; Exchange

The total number of shares of all classes of common stock which the Corporation shall have authority to issue is fifty million (50,000,000) shares, consisting of (i) forty million (40,000,000) shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”); (ii) ten million (10,000,000) shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”); and (iii) the Corporation shall have the authority to issue five hundred fifty thousand (550,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Upon this Amended and Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the OGCA (the “Effective Time”), and without any further action on the part of the Corporation or its shareholders, each share of the Corporation's common stock, $0.01 par value per share, issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time (the “Old Common Stock”), shall automatically be reclassified, changed and converted into one fully paid and non-assessable share of Class A Common Stock, and certificates previously representing shares of Old Common Stock shall represent the appropriate number of shares of Class A Common Stock, into which such Old Common Stock shall have been reclassified, changed and converted pursuant to this Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, certain holders of Old Common Stock may elect, prior to or at the meeting referred to in certification III above, to convert a designated number of Old Common Stock into shares of Class B Common Stock on a one-for-one basis (hereinafter the “Class B Common Stock Election”).

Section 2.         Designations, Powers and Preferences

A.         Preferred Stock.

The Board of Directors is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the OGCA (hereinafter referred to as a “Preferred Stock Designation”), to establish the number of shares to be included in each such series, and to fix the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(i)      the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(ii)     whether dividends, if any, shall be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

(iii)    the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(iv)    the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(v)     whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of, any other series of any class or classes of capital stock of, or any other security of, the Corporation or any other corporation, and, if provision be made for any such conversion or exchange, the times, prices, rates, adjustments and any other terms and conditions of such conversion or exchange;

(vi)    the voting powers, if any, and whether such voting powers are full or limited in such series;

(vii)   the restrictions, if any, on the issue or reissue of shares of the same series or of any other class or series;

(viii)  the amounts payable on and the preferences, if any, of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(ix)    any other relative rights, preferences and limitations of that series as designated by the Board of Directors.

B.         Common Stock.

The Common Stock shall be subject to the express terms of any series of Preferred Stock set forth in any Preferred Stock Designation relating thereto. The powers, preferences and rights of the Class A Common Stock and the Class B Common Stock, and the qualifications, limitations or restrictions thereof, shall be in all respects identical, except as otherwise required by law or expressly provided below in this Amended and Restated Certificate of Incorporation.

(a)         Voting. Holders of Class A Common Stock and Class B Common Stock will be entitled to one vote per share on matters submitted to the Corporation’s shareholders; provided however (i) the holders of shares of Class B Common Stock, voting as a single class shall be entitled to elect a majority of the Corporation’s Board of Directors (one half plus one) at any special or annual meeting called for such purpose, or by written consent if applicable, and (ii) the affirmative vote of a majority of the holders of the Class B Common Stock, voting as a separate class, shall be necessary to effect any merger, consolidation, recapitalization, sale of substantially all of the Corporation’s assets or any liquidation of the Corporation. Each record holder of Class A Common Stock shall be entitled one vote for each share of Class A Common Stock standing in such person's name on the stock transfer records of the Corporation in connection with the election of persons nominated as Class A directors and all other actions submitted to a vote of shareholders at all meetings of the shareholders and with respect to any action by written consent in lieu of a meeting; and prior to the conversion of Class B Common Stock into Class A Common Stock under (c) below, each record holder of Class B Common Stock shall be entitled to one vote for each share of Class B Common Stock standing in such person's name on the stock transfer records of the Corporation in connection with the election of persons nominated as Class B directors and all other actions described in (ii) above submitted to a vote of shareholders at all meetings of the shareholders and with respect to any action by written consent in lieu of a meeting. After conversion of all Class B Common Stock into Class A Common Stock, such Class A Common Stock shall be the Corporation’s only class of voting common stock and shall elect all directors and act on any other matters submitted to a vote of shareholders.

(b)         Dividends and Other Distributions.

(i)     The record holders of the Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors out of funds legally available therefor; provided however that a $0.05 per share cash dividend and a 10% stock dividend payable as soon as practicable after the Effective Time (the “Initial Dividends”) shall be paid only to record holders of Class A Common Stock as of a record date determined by the Board of Directors.

(ii)    Subject to the foregoing, cash dividends declared on shares of Class B Common Stock shall not be more than 85% of the amount of cash dividends per share declared in such period on shares of Class A Common Stock. Except the Initial Dividends, no cash dividend shall be paid on shares of Class A Common Stock unless, at the same time, equal per share cash dividends are paid on the shares of Class B Common Stock, subject to the 85% limitation.

(iii)   Except for the Initial Dividends, no stock dividend may be paid on Class A Common Stock unless a proportionate stock dividend is paid simultaneously on Class B Common Stock.

(iv)   If the Board of Directors determines to provide the record holders of Class A Common Stock the option to receive a dividend in cash or in capital stock of the Corporation, the same option must be simultaneously provided to the Class B Common Stock, subject to the 85% limitation provided in paragraph (ii) above as to the cash portion and subject to the proportionality paragraph (iii) above as to the stock portion.

(c)         Convertibility. Neither the Class A Common Stock nor the Class B Common Stock will be convertible into another class of Common Stock or any other security of the Corporation, except:

Voluntary Conversions:

●

holders of Class B Common Stock may convert all or part of such shares into shares of Class A Common Stock, at any time, on a one for .85 per share basis (one share of Class B Common Stock for a .85 share of Class A Common Stock);

Involuntary Conversions:

●

all outstanding shares of Class B Common Stock will be automatically converted into Class A Common Stock, at the rate of .85 of a share of Class A Common Stock for each one share of Class B Common Stock upon the earliest to occur of:

(i)         ten years after issuance of the Class B Common Stock provided that such time period shall be extended by five years in the event (i) the Corporation achieves net income, as determined in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), of at least ten million dollars ($10,000,000) during at least three of any fiscal years of the Corporation ending before ten years after issuance of the Class B Common Stock, and (ii) total assets of the Corporation, as determined in accordance with GAAP, are at least $1,500,000,000 as of any fiscal year end of the Corporation ending within any of the ten fiscal years after issuance of the Class B Common Stock;

(ii)        the death or full mental or physical disability of Gregg E. Zahn, which disability makes him substantially unable to fulfill the duties of Chairman or Chief Executive Officer of the Corporation;

(iii)       upon a finding that Mr. Zahn has committed fraud on the Corporation or its shareholders or has committed a felony, in either case pursuant to a non-appealable judgment or conviction or Mr. Zahn becomes subject to any governmental rule, order, decree or proceeding which prevents him from serving as the Corporation’s Chairman or Chief Executive Officer or he is found guilty pursuant to an applicable governmental proceeding of an act or omission which otherwise could or does cause material harm to the Corporation, its assets, operations or prospects;

(iv)       the date upon which Mr. Zahn owns fewer than 100,000 shares of Class B Common Stock issued and outstanding as of that date; and

(v)        the voluntary resignation of Mr. Zahn as the Corporation’s Chairman, Chief Executive Officer, or both.

In the event of a conversion of a share or shares of Class B Common Stock into a share or shares of Class A Common Stock pursuant to this subsection (c), such conversion shall be deemed to have been made (a) in the event of a voluntary conversion, at the close of business on the business day on which written notice of such voluntary conversion is received by the transfer agent of the Corporation and (b) in the event of an involuntary conversion upon the date which any event occurs, or any state of facts arises or exists, that would cause an automatic conversion pursuant to subsection (c) occur or at the time that such other event occurred, or state of facts arose, as applicable. Upon any conversion of a share or shares of Class B Common Stock to a share or shares of Class A Common Stock, subject only to rights to receive any dividends or other distributions payable in respect of such share or shares of Class B Common Stock with a record date prior to the date of such conversion, all rights of the holder of a share or shares of Class B Common Stock shall cease and such person shall be treated for all purposes as having become the registered holder of such share or shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this section shall be retired and may not be reissued.

Any voluntary conversion shall require prior written notice of such conversion by the holder of Class B Common Stock given to the Corporation along with properly endorsed certificates representing such shares of Class B Common Stock and instructions to the Corporation as to the issuance and delivery of certificates representing the appropriate number of shares of Class A Common Stock. No fractional shares of Class A Common Stock shall be issued but shall be rounded to the nearest whole share.

(d)         Mergers and Consolidations; Sale of Assets; Liquidation. Holders of Class B Common Stock will be entitled to receive 85% of the amount and form of consideration received by holders of the Class A Common Stock, on a per share basis, in a merger or consolidation of the Corporation (whether or not the Corporation is the surviving corporation). Holders of Class B Common Stock will have the same rights as holders of Class A Common Stock, subject to the 85% limitation in the case of the sale of all or substantially all of the Corporation’s assets or in the case of its liquidation.

(e)          Repurchases. The Corporation shall have the power to purchase, repurchase, exchange, redeem or otherwise acquire shares of either Class A Common Stock or Class B Common Stock out of funds legally available therefore at any time for such consideration as the Board of Directors determines in its business judgment, but in no event more than the fair value of such shares. Notwithstanding the foregoing, if at any time in the future the Corporation publicly announces an issuer self-tender offer to concurrently purchase shares of both Class A Common Stock and Class B Common Stock, then the Corporation shall tender to purchase Class B Common Stock at a per share price equal to 85% of the tender offer price of Class A Common Stock and on terms no less favorable than for Class A Common Stock.

(f)         Subdivision, Combination, Reclassification and Issuance of Shares. If the Corporation shall in any manner split or subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of Common Stock shall be proportionally split, subdivided or combined in the same manner and on the same basis as the outstanding shares of the other class of Common Stock have been split, subdivided or combined. After the Class B Common Stock Election, no additional shares of Class B Common Stock shall be issued except as is necessary to comply with the foregoing sentence.

(g)         No Preemptive Rights. No holder of Class A Common Stock or Class B Common Stock shall, by reason of such holding, have any preemptive right to subscribe to any additional issue of stock of any class or series of the Corporation or to any security of the Corporation convertible into such stock.

(h)          Amendment. In addition to any vote required by law, the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a single class, shall be required in order to amend (i) any of the powers, preferences or special rights of the Class A Common Stock (whether by merger, consolidation or otherwise) in either case or (ii) any of the powers, preferences or special rights of the Class B Common Stock (whether by merger, consolidation or otherwise) to the extent that such amendment would adversely affect the holders of the Class B Common Stock.

(i)         Transfer Restriction. No holder of shares of the Corporation’s Class B Common Stock (each, a “Class B Holder”) may sell, assign, transfer, pledge or otherwise dispose of all or any portion of the Class B Holder’s Class B Common Stock, or any beneficial interest therein, unless and until (i) such Class B Holder shall have given prior written notice to the Corporation of such Class B Holder’s intention to make such disposition and shall have furnished the Corporation with a detailed description of the manner and circumstances of the proposed disposition, including without limitation the price, terms and identify of the proposed transferee(s), and, if requested by the Corporation, such Class B Holder shall have furnished to the Corporation, at its expense, with an opinion of counsel, reasonably satisfactory to the Corporation, that such transfer is permissible under applicable federal and state securities and insurance laws, and (ii) the Class B Holder shall have complied with this subsection (i).

Right of First Refusal.

1.         Offer to Corporation. The Corporation, or its assigns as designated by the Board of Directors, shall have the right, but not the obligation (the “Right of First Refusal”), to purchase all or any portion of each Class B Holder’s shares of Class B Common Stock that such Class B Holder may propose to transfer by way of sale, pledge, mortgage, hypothecation, encumbrance, or other form of disposition (the “Transfer Stock”) and such proposed transfer, (the “Proposed Transfer”), at the same price and on the same terms and conditions as those offered to the prospective transferee (the “Prospective Transferee”) or at the Corporation’s sole election to automatically convert the Transfer Stock into shares of Class A Common Stock on the basis of .85 share of Class A Common Stock for each one share of Class B Common Stock subject to the Proposed Transfer.

2.         Notice. Each Class B Holder proposing to make a Proposed Transfer must deliver a notice (a “Proposed Transfer Notice”) to the President of the Corporation not later than thirty (30) calendar days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer and the identity of the Prospective Transferee. To exercise its Rights of First Refusal under this subsection (i), the Corporation must deliver notice (a “Corporation Notice”) to the selling Class B Holder within thirty (30) calendar days after deliver of the Proposed Transfer Notice.

3.         Closing. Subject to any extension permitted by subsection 4, the closing of the purchase of the Transfer Stock buy the Corporation (the “Closing”) shall take place, and all payments or issuance of Class A Common Stock from the Corporation shall have been delivered to the selling Common Shareholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer and (ii) forty-five (45) calendar days after delivery of the Proposed Transfer Notice.

4.         Regulatory Approval. In the event it is necessary for the Corporation to obtain federal or State regulatory approval or provide prior notice to any Federal or State regulatory agency, then the Closing shall be delayed for the period necessary to obtain such approval or comply with any prior notice requirements.

5.         Failure to Comply; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Right of First Refusal shall be null and void ad initio, shall not be recorded on the books of the Corporation or its transfer agent and shall not be recognized by the Corporation. By becoming a Class B Holder of the Corporation, each Class B Holder acknowledges and agrees that any failure to comply with this Right of First Refusal would result in substantial harm to the Corporation for which monetary damages alone could not adequately compensate. Therefore, the Corporation shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock specifically including purported exempt transfers under this subsection not made in strict compliance with this Agreement).

6.         Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Article shall not apply: (i) in the case of a Class B Holder that is an entity, upon a transfer by such Class B Holder to its shareholders, members, partners or other equity holders, (ii) to a pledge of Transfer Stock that creates a security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Article to the same extent as if it were the Class B Holder making such pledge, (iii) to a transfer of Transfer Stock held by a Class B Holder that is a custodian of a traditional individual retirement account, a Roth individual retirement account, a 401(k) retirement account or another type of retirement account designated as eligible for this exemption by resolution of the Board of Directors (each, an “Eligible Retirement Account”) to a successor custodian or to the beneficiaries of the Eligible Retirement Account’s governing instrument, (iv) to a transfer of Transfer Stock by a Class B Holder into or out of an Eligible Retirement Account, or (v) in the case of a Class B Holder that is a natural person upon a transfer of Transfer Stock by such Class B Holder made for bona fide estate planning purposes, during his or her lifetime or on death, except for Gregg E. Zahn to whom this subsection 6 shall not apply in the event of his death, by will, intestacy or transfer on death designation to his or her spouse, child (natural or adopted), domestic partner sharing the same household, or any other direct lineal descendant of such Class B Holder (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any other person approved by the Board of Directors of the Corporation, or any custodian or trustee of any trust, partnership or limited liability company for the benefit or, or the ownership interests of which are owned wholly by, such Class B Holder or any such family members; provided in each case that the Class B Holder provides (a) prompt written notice of such transfer or distribution to the Corporation’s President; (b) any documentation reasonably requested by the Corporation to evidence compliance with this subsection 6, (c) assurance that such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Article, and (d) if requested, an opinion of counsel that such proposed transfer is permissible under federal and state securities and insurance laws.

7.         Legends. Each certificate, if any, representing shares of Class B Common Stock of the Corporation shall be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws”

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A RIGHT OF FIRST REFUSAL AND MANDATORY CONVERSION IN FAVOR OF THE CORPORATION, AS SET FORTH IN THE CORPORATION’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE CORPORATION.

8.         Notices. The Corporation shall make a notation on its records and give instructions to any transfer agent of the shares of Class B Common Stock of the Corporation in order to implement the restrictions on transfer established in this Article.

(j)         Related Party. Notwithstanding anything to the contrary set forth herein, at least a majority of the Class A directors shall be required to approve any material contract, arrangement, agreement, or transaction between the Corporation and Gregg E. Zahn so long as Mr. Zahn is a holder of shares of the Corporation’s Class B Common Stock; provided that this provision shall not apply to compensation and employment agreements to which the Corporation and Mr. Zahn is, or is proposed to be, a party.

ARTICLE V

A.          In furtherance, and not in limitation, of the powers conferred by law, the Board of Directors is expressly authorized and empowered:

(i)          to adopt, amend or repeal the Bylaws of the Corporation, provided, however, that any Bylaws adopted by the Board of Directors under the powers hereby conferred may be amended or repealed by the Board of Directors or by the shareholders having voting power with respect thereto; and

(ii)         from time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to inspection of shareholders; and, except as so determined, or as expressly provided in this Amended and Restated Certificate of Incorporation or in any Preferred Stock Designation, no shareholder shall have any right to inspect any account, book or document of the Corporation other than such rights as may be conferred by law.

B.          The Corporation may in its Bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by law.

ARTICLE VI

A.         Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in this Amended and Restated Certificate of Incorporation to elect additional directors under specified circumstances, the number of directors of the Corporation shall not be less than 7 nor more than 12 and shall be fixed from time to time in the manner described in the Bylaws. So long as any Class B Common Stock remains unconverted, one half of the directors, plus one, shall be designated as Class B directors and shall be elected annually by holders of Class B Common Stock voting separately as a class and the remaining directors shall be designated as Class A directors and shall be elected annually by holders of Class A Common Stock voting as a separate class.

B.         At each annual election of Directors, the Directors shall hold office until the next annual election of Directors and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation or removal in accordance with this Amended and Restated Certificate of Incorporation and the Bylaws of the Corporation.

C.         Subject to the rights of the holders of any series of Preferred Stock, any Class A director or Class B director may be removed from office at any time with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Class A Common Stock or Class B Common Stock, respectively, voting as a separate class.

D.         Nominations for persons to serve as directors to be elected by holders of Class A Common Stock shall be made by the then serving Class A directors; nominations for the election of persons to serve as directors to be elected by holders of Class B Common Stock shall be made exclusively by Gregg E. Zahn and shall include at least two nominees who are “independent” as defined under NASDAQ Marketplace rules. Advance written notice of nominations for the election of directors shall be given by the nominating parties within five (5) business days after having been notified by the Corporation that it intends to hold a meeting of shareholders for the purpose, among other things, of electing directors. The Corporation shall give such notice at least ten (10) business days before giving notice of the meeting to shareholders in accordance with its bylaws.

E.         Subject to the rights of the holders of any series of Preferred Stock, vacancies of Class A or Class B directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors of such class, and directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders and until such director's successor shall have been duly elected and qualified.

ARTICLE VII

A.          The Corporation shall indemnify to the fullest extent permitted by and in the manner permissible under the OGCA, as amended from time to time (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person (a) is or was a director or officer of the Corporation or any predecessor of the Corporation or (b) served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee or agent at the request of the Corporation or any predecessor of the Corporation, provided, however, that except for a suit by a person against the Corporation to recover indemnified amounts, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized in advance by the Board of Directors.

B.         The right to indemnification in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provisions of this Amended and Restated Certificate of Incorporation, bylaws, agreement, vote of shareholders or disinterested directors or otherwise. No repeal or modification of this Article VII shall in any way diminish or adversely affect the rights of any present or former director or officer of the Corporation or any predecessor thereof hereunder in respect of any occurrence or matter arising prior to any such repeal or modification. “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant and otherwise has no material interest in the matter as determined by the Board.

C.         The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the OGCA.

D.         The Corporation may grant rights to indemnification to any present or former employee or agent or the Corporation or any predecessor of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification of directors and officers of the Corporation.

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this Corporation's Board of Directors and shareholders in accordance with the applicable provisions of Section 18-1077 of the General Corporation Act of the State of Oklahoma.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 30th day of March, 2020.

First Trinity Financial Corporation

By:	/s/ Gregg E. Zahn
Gregg E. Zahn, Chief Executive Officer